Exhibit 1
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FOR IMMEDIATE RELEASE                                            7 February 2008



                              WPP GROUP PLC ("WPP")

                 GroupM acquires LaComunidad in the Netherlands


WPP announces that its wholly-owned operating company GroupM, the leading media investment management network, has acquired 75% of the share capital of LaComunidad Interactive and Event Marketing B.V. ("LaComunidad"), a leading Dutch interactive agency. LaComunidad specialises in viral and social media campaigns, and has developed the viral tracking technology, ViralTracker.

LaComunidad was founded in 2003 and is based in Amsterdam. LaComunidad's unaudited revenues for the year ended 31 December 2007 were (euro)3.5 million with gross assets at the same date of (euro)2.7 million. Clients include Unive, Colgate Palmolive, KLM Royal Dutch Airlines, Heineken and Wilkinson.

This investment continues WPP's strategy of developing its networks in important markets and sectors and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP                                             T. 44-20 7408 2204
www.wpp.com
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